UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CHINA INTELLIGENT LIGHTING AND ELECTRONICS, INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

None
(CUSIP Number)

Kevin DePrimio
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
                 (310) 203-2911
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [None]

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only)

Kevin DePrimio
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power
		84,585(1)
Number of	8	Shared Voting Power
Shares Beneficially		0
Owned by Each	9	Sole Dispositive Power
Reporting Person With		84,585(1)
	10	Shared Dispositive Power
		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

84,585(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.4%(2)
14	Type of Reporting Person (See Instructions)

IN

(1)  Includes 64,260 shares of Common Stock and a warrant to purchase 20,325 shares of Common Stock owned by the Reporting Person.

(2)  Based on 19,787,388 shares of Common Stock outstanding as of January 15, 2010 and the warrant referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated January 19, 2010, to Schedule 13D is filed on behalf of Kevin DePrimio (“Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on March 18, 2008 (the “Schedule 13D”) relating to the common stock (“Common Stock”), $.0001 par value per share, of China Intelligent Lighting and Electronics, Inc. (formerly known as SRKP 22, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On October 11, 2007, the Reporting Person acquired directly from the Issuer 248,374 shares of Common Stock at an aggregate purchase price of $175 and a warrant to purchase 248,374 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant") for an aggregate purchase price equal to $87.50. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

As more fully described in Item 4, which is incorporated herein by reference, and in connection with a share exchange transaction that closed on January 15, 2010, the Reporting Person canceled 184,114 shares and a warrant to purchase 228,049 shares owned by the Reporting Person, which decreased the number of shares beneficially owned by the Reporting Person from 496,748 shares to 84,585 shares.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

On October 20, 2009, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with China Intelligent Electronic Company Limited, a British Virgin Islands corporation (“China Intelligent”), and the sole shareholder of China Intelligent. On November 25, 2009, the parties entered into Amendment No. 1 to the Share Exchange Agreement (“Amendment No. 1”). On January 15, 2010, the parties entered into Amendment No. 2 to the Share Exchange Agreement (“Amendment No. 2”). The Share Exchange closed on January 15, 2010.  Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, as amended, the Issuer and its shareholders agreed to cancel an aggregate of 4,260,390 shares of common stock and warrants to purchase 5,515,682 shares of common stock such that there were 2,836,000 shares of common stock outstanding and warrants outstanding to purchase 1,580,708 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the shareholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Exchange Agreement, Amendment No. 1, and Amendment No. 2, which are incorporated herein by reference, filed as Exhibits 2.1, 2.1(a), and 2.1(b), respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 84,585 shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of January 15, 2010).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 84,585 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported on that were effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 84,585 shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on January 15, 2010.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated as of October 20, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

Exhibit 2
Amendment No. 1 to the Share Exchange Agreement, dated November 25, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(a) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

Exhibit 3
Amendment No. 2 to the Share Exchange Agreement, dated January 15, 2010, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(b) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 19, 2010

KEVIN DEPRIMIO

By:	/s/ Kevin DePrimio
Kevin DePrimio

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated as of October 20, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

Exhibit 2
Amendment No. 1 to the Share Exchange Agreement, dated November 25, 2009, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(a) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).

Exhibit 3
Amendment No. 2 to the Share Exchange Agreement, dated January 15, 2010, by and among SRKP 22, Inc., China Intelligent Electronic Company Limited, and Li Xuemei (incorporated by reference from Exhibit 2.1(b) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2010).